SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 13, 2003

TELIASONERA AB

(Translation of registrant’s name into English)

Marbackagatan 11 S-123 86 Farsta, Sweden
(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F .........

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ........ No ....X....

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:October 13, 2003	TELIASONERA AB
	By:	/s/ Jan Henrik Ahrnell

Vice President and Legal Counsel

Press Release
October 13, 2003

TeliaSonera takes legal action to call off Turkcell’s EGM

TeliaSonera applies for a preliminary injunction against the call for Turkcell’s Extraordinary General Shareholders Meeting (EGM). TeliaSonera considers that no valid legal grounds exist for this calling by one of Turkcell’s statutory auditors and requests that the court declare the call null and void.

TeliaSonera has today filed a request for a preliminary injunction for the suspension of the convening of the EGM of Turkcell Iletisim Hizmetleri A.S. on 30 October 2003, called upon the unlawful invitation of one of its statutory auditors based on Article 355 of the Turkish Commercial Code.

According to Turkish law, the statutory auditor of a Turkish company has an exceptional right to call for an EGM only when certain objective and legally-recognized “urgent and compulsory” circumstances exist, such as the death or resignation of board members, the non-performance of board of directors’ duties or the non-attendance of board members to the board meetings. TeliaSonera does not consider that such “urgent and compulsory” circumstances exist with respect to Turkcell.

On the contrary, Turkcell’s board has convened and made decisions on a regular basis, and Turkcell has functioned properly and performed profitably. Recently, certain investments in Cukurova Group media companies have been presented to the Turkcell board for its consideration and the board has yet to decide upon the rationale and the proposed terms of these related-party transactions. The TeliaSonera representatives will remain committed to the best interests of Turkcell and all of the Turkcell shareholders in their consideration of these matters in Turkcell board.

On September 1, Turkcell announced that an EGM will be held on October 30, 2003 in Istanbul to elect all seven members of Turkcell Board of Directors. In its notice to Turkcell, one of the company’s two statutory auditors stated that the Extraordinary Shareholders Meeting was being called “due to the Board of Directors being unable to agree upon important and strategic decisions for Turkcell”.

For further information, journalists can contact:

Esko Rytkönen, Senior Vice President, TeliaSonera International, tel. +358 2040 58632

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.